Exhibit 12.1

EXELIXIS, INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
Our earnings were insufficient to cover fixed charges for the fiscal years ended December 31, 2013, 2012, 2010, and 2009. The following table sets forth our ratio of earnings to fixed charges for the fiscal year ended December 31, 2011 and our deficiency of earnings to cover fixed charges for the fiscal years ended December 31, 2013, 2012, 2010, and 2009.

	Year Ended December 31,
	2013	2012	2011	2010	2009
Fixed charges:
Interest expense (1)	$45,347	$27,088	$16,259	$9,340	$12,672
Interest portion of rental expense	935	2,948	606	570	843
Total fixed charges	$46,282	$30,036	$16,865	$9,910	$13,515

Earnings:
Net income (loss) before income taxes	$(244,856)	$(147,538)	$76,992	$(92,402)	$(140,843)
Fixed charges per above	46,282	30,036	16,865	9,910	13,515
Earnings	$(198,574)	$(117,502)	$93,857	$(82,492)	$(127,328)

Ratio of earnings to fixed charges			5.57
Deficiency of earnings available to cover fixed charges	$(244,856)	$(147,538)		$(92,402)	$(140,843)